Exhibit 99.4

VOTE ON INTERNET
Go to http://www.vstocktransfer.com/proxy
Click on Proxy Voter Login and log on using the below control number. Voting will be open until 11:59 p.m., Eastern Time, October 20, 2026.

CONTROL #

VOTE BY EMAIL
Mark, sign and date your proxy card and return it to vote@vstocktransfer.com

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the envelope we have provided.

ATTEND THE MEETING
If you would like to attend the Extraordinary General Meeting to be held on October 21, 2026 at 10:00PM Hong Kong Time (October 21, 2026 at 10:00AM U.S. Eastern Time), please register via the link below:
https://meeting.vstocktransfer.com/GRANDEOCT26EGM

* SPECIMEN *
1 MAIN STREET
ANYWHERE PA 99999-9999

Please Vote, Sign, Date and Return Promptly in the Enclosed Envelope.

Extraordinary General Meeting of Shareholders - Grande Group Limited

▼ DETACH PROXY CARD HERE TO VOTE BY MAIL ▼

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" ALL LISTED PROPOSALS.

Proposal	FOR	AGAINST	ABSTAIN
1. RESOLVED THAT: The rights of the Class B Shares be varied such that (i) the voting power of the Class B Shares be changed from twenty (20) votes for each Class B Share to one hundred (100) votes for each Class B Share and (ii) each Class B Share confers no right upon the holder thereof any share in distribution by way of dividend paid by the Company and in the distribution of the surplus assets of the Company on its liquidation (the "Variation of Rights of Class B Shares").	☐	☐	☐
2. RESOLVED THAT: The fourth amended and restated memorandum and articles of association (the “New M&A”) in the form produced to the meeting be adopted in its entirety and in substitution for and to the exclusion of the existing third amended and restated memorandum and articles of association of the Company with effect from the date that the New M&A are successfully filed and registered with the Registrar of Corporate Affairs in the British Virgin Islands.	☐	☐	☐
3. RESOLVED THAT: Immediately following completion of the matters referred to in Proposals 1 and 2 above, 7,000,000 Class B Shares be allotted and issued to Grande Holding Limited for an aggregate consideration of US$70.	☐	☐	☐

Note: To transact such other business as may properly come before the meeting or any adjournment or postponement of the meeting.

Date ____________________ **Signature** ______________________________ **Signature, if held jointly** ______________________________

Note: This proxy must be signed exactly as the name appears hereon. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by an authorized person.

To change the address on your account, please check the box at right and indicate your new address. ☐

*** SPECIMEN *** AC:ACCT9999

GRANDE GROUP LIMITED Extraordinary General Meeting of Shareholders October 21, 2026 To Register for the Virtual Meeting, Please Visit: https://meeting.vstocktransfer.com/GRANDEOCT26EGM DETACH PROXY CARD HERE TO VOTE BY MAIL THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS undersigned hereby acknowledges receipt of the Notice of Extraordinary General Meeting of Shareholders and the The Statement, and revokes all prior proxies. The undersigned hereby appoints Ms. Yujie CHEN, or failing her, the Proxy of the 2026 Extraordinary General Meeting of Shareholders, with full power of substitution, as proxy to Chairperson the undersigned virtually and to vote all Class A ordinary shares and Class B ordinary shares of Grande Group represent (the "Company") that the undersigned would be entitled to vote if personally present at the Extraordinary General Limited (or any adjournment or postponement thereof) to be held on October 21, 2026 at 10:00 p.m. Hong Kong time Meeting (October 21, 2026 at 10:00 a.m. U.S. Eastern Time). proxy is authorized to vote on the matters set forth in the Proxy Statement, a copy of which has been received The the undersigned. Each Class A ordinary share is entitled to one vote and each Class B ordinary share is entitled by twenty (20) votes. The proxy is further authorized to vote, in their discretion, on any other business that may to properly come before the meeting. Delivery of Future Proxy Materials. If you would like to reduce the costs incurred by Grande Group Limited in mailing materials, you Electronic consent to receiving all future proxy statements, proxy cards and annual reports electronically via email or the internet. To sign up for can delivery, please provide your email address below and check here to indicate you consent to receive or access proxy materials electronic electronically in future years. Email Address: _________________________________________________________________ PLEASE INDICATE YOUR VOTE ON THE REVERSE SIDE (Continued and To be Signed on Reverse Side)